UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

16942J105
(CUSIP Number)

Tu Guo Shen
13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian, Shenzhen, China, 518034
(86) 755-8351-0888
copies to:
Louis A. Bevilacqua
Pillsbury Winthrop Shaw Pittman LLP
2300 N. Street, NW
Washington, DC 20001
(202) 663-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO: 16942J105

1.	NAMES OF REPORTING PERSONS WHITEHORSE TECHNOLOGY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,550,435 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,550,435(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,550,435
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0% (2)
14.	TYPE OF REPORTING PERSON CO (3)

(1) Whitehorse Technology Limited (“Whitehorse”) has shared voting and dispositive power over these shares with its sole shareholder, Mr. Tu Guo Shen (“Mr. Tu”). Ms. Li Zhi Qun, Mr. Tu’s spouse, does not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(2) Based on 86,595,168 shares of common stock outstanding as of July 21, 2010. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3) Whitehorse is a company organized and existing under the laws of the British Virgin Islands.

CUSIP NO: 16942J105

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TU GUO SHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE'S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,200,000
	8.	SHARED VOTING POWER 15,550,435 (1)
	9.	SOLE DISPOSITIVE POWER 1,200,000
	10.	SHARED DISPOSITIVE POWER 15,550,435 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,760,435 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Mr. Tu Guo Shen (“Mr. Tu”) is deemed to be the beneficial owner of the 15,550,435 shares directly owned by Whitehorse Technology Limited (“Whitehorse”) pursuant to Rule 13d-3 of the Exchange Act and has shared voting and dispositive power over these shares with Whitehorse. Mr. Tu is the sole shareholder of Whitehorse.

(2) Includes 10,000 shares directly owned by Ms. Li Zhi Qun, Mr. Tu’s spouse. Mr. Tu expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2) Based on 86,595,168 shares of common stock outstanding as of July 21, 2010. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP NO:  16942J105

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LI ZHI QUN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,760,435 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 1,200,000 shares directly owned by Mr. Tu Guo Shen (“Mr. Tu”), Ms. Li Zhi Qun’s spouse, and 15,550,435 shares directly owned by Whitehorse Technology Limited of which Mr. Tu is the sole owner. Ms. Li expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) Based on 86,595,168 shares of common stock outstanding as of July 21, 2010. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed on January 11, 2008 and amended on April 29, 2010 and June 24, 2010 (the “Schedule 13D”) by Whitehorse Technology Limited, a British Virgin Islands company (“Whitehorse”), Tu Guo Shen (“Mr. Tu”) and Li Zhi Qun (“Ms. Li,” together with Whitehorse and Mr. Tu, the “Reporting Persons”). This Amendment No. 3 relates to the common stock, par value $.0001 per share (the “Common Stock”), of China Security & Surveillance Technology, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

On June 29, 2010, Mr. Tu transferred 4,158,435 shares of the Common Stock to Whitehorse (the “Securities”).

On July 15, 2010, Whitehorse entered into an amendment agreement (the “Amendment Agreement”) to the term loan facility agreement, dated June 24, 2010, by and between Whitehorse and China Development Bank Corporation Hong Kong Branch (“CDB”), as lender, arranger and facility agent (as amended, the “Loan Agreement”) pursuant to which the parties agreed to amend, among other things, the repayment date of the principal of any loan made under the Loan Agreement from three equal installments on the third, fourth and fifth anniversaries of the First Utilization Date (as defined in the Loan Agreement) to four installments on the second, third, fourth and fifth anniversaries of the First Utilization Date. A copy of the original Loan Agreement was filed as an exhibit to the Amendment No. 2 to the Schedule 13D that was filed on June 24, 2010)

On July 15, 2010, Whitehorse borrowed $31 million under the Loan Agreement (the “Loan”) and pledged 13,930,972 shares of the Common Stock owned by Whitehorse to secure the Loan. The proceeds of Loan have been used to repay the Abax Notes (as defined below) as discussed below. Pursuant to the terms of the pledge and security agreement, dated June 24, 2010, by and between Whitehorse and CDB, Whitehorse may be obligated to pledge additional shares of the Common Stock under certain circumstances.

On July 19, 2010, Whitehorse closed the transactions as contemplated by that certain Notes Repurchase and Warrant Purchase Agreement (the “Repurchase Agreement”), dated April 28, 2010 (a copy of which was filed as an exhibit to the Amendment No. 1 to the Schedule 13D that was filed on April 29, 2010). Whitehorse paid $31 million to holders of the Exchangeable Senior Secured Notes due 2012 (the “Abax Notes”) for the full satisfaction of its obligations under the Repurchase Agreement and redeemed the warrants to be issued under the Repurchase Agreement. The Abax Notes have been fully repaid and cancelled.

Copy of the Amendment Agreement is attached hereto as Exhibit 21 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

As of the dates of the above discussed transactions the Reporting Persons had no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that, in connection with the transaction related to the Pledge Agreement discussed in Item 3 above which may result in disposition of the Common Stock if Whitehorse fails to performance its obligations under the Loan Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5(c) is hereby amended to add the following at the end of the discussion:

(c) As described in Item 3 hereto, Whitehorse entered into the Amendment Agreement on July 15, 2010 and closed the transactions contemplated by the Repurchase Agreement on July 19, 2010. The information set forth in Item 3 with respect to the Amendment Agreement and closing of the Repurchase Agreement is incorporated into this Item 5 by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

As described in Item 3 hereto, Whitehorse has entered into the Amendment Agreement and closed the transactions contemplated by the Repurchase Agreement. The information set forth in Item 3 with respect to the Amendment Agreement and closing of the Repurchase Agreement is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 21	Amendment Agreement, dated July 15, 2010, between Whitehorse and CDB as lender, arranger and facility agent.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2010

/s/ Tu Guo Shen
Name: Tu Guo Shen

/s/ Li Zhi Qun
Name: Li Zhi Qun

WHITEHORSE TECHNOLOGY LIMITED

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer